SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

vertical aerospace ltd.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G9471C107

(CUSIP Number)

Jason Mudrick Mudrick Capital Management, L.P. 527 Madison Avenue, 6th Floor New York, New York 10022 (646) 747-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS Mudrick Capital Management, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,665,243(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,665,243(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,665,243(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%(2)
(14)	TYPE OF REPORTING PERSON PN

(1) Includes (i) 2,265,243 ordinary shares, par value $0.0001 per share (“Ordinary Shares”) of Vertical Aerospace Ltd. (the “Issuer”) issuable upon conversion of Convertible Senior Secured Notes and (ii) 400,000 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, LP and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.

(2) Based on 24,990,167 Ordinary Shares outstanding, which includes (i) 22,324,924 Ordinary Shares outstanding as of June 30, 2024, as disclosed by the Issuer in its financial results filed with the Securities Exchange Commission on Form 6-K on September 17, 2024, and giving effect to the 1-for-10 reverse stock split announced by the Issuer on September 16, 2024 (the “Outstanding Ordinary Shares”), (ii) 2,265,243 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes held by the Reporting Persons, and (iii) 400,000 Ordinary Shares issuable upon conversion of exercisable warrants held by the Reporting Persons.

2

(1)	NAME OF REPORTING PERSONS Mudrick Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,665,243(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,665,243(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,665,243(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%(2)
(14)	TYPE OF REPORTING PERSON OO

(1) Includes (i) 2,265,243 ordinary shares, par value $0.0001 per share (“Ordinary Shares”) of Vertical Aerospace Ltd. (the “Issuer”) issuable upon conversion of Convertible Senior Secured Notes and (ii) 400,000 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, LP and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.

(2) Based on 24,990,167 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 2,265,243 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes held by the Reporting Persons, and (iii) 400,000 Ordinary Shares issuable upon conversion of exercisable warrants held by the Reporting Persons.

3

(1)	NAME OF REPORTING PERSONS Jason Mudrick
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,665,243(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,665,243(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,665,243(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%(2)
(14)	TYPE OF REPORTING PERSON IN

(1) Includes (i) 2,265,243 ordinary shares, par value $0.0001 per share (“Ordinary Shares”) of Vertical Aerospace Ltd. (the “Issuer”) issuable upon conversion of Convertible Senior Secured Notes and (ii) 400,000 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, LP and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.

(2) Based on 24,990,167 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 2,265,243 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes held by the Reporting Persons, and (iii) 400,000 Ordinary Shares issuable upon conversion of exercisable warrants held by the Reporting Persons.

4

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Fund Global, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 627,251(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 627,251(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 627,251(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%(2)
(14)	TYPE OF REPORTING PERSON PN

(1) Includes (i) 533,113 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes and (ii) 94,138 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P.

(2) Based on 22,952,175 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 533,113 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes and (iii) 94,138 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P.

5

(1)	NAME OF REPORTING PERSONS Mudrick GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 627,251(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 627,251(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 627,251(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%(2)
(14)	TYPE OF REPORTING PERSON OO

(1) Includes securities directly held by Mudrick Distressed Opportunity Fund Global, L.P.

(2) Based on 22,952,175 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 533,113 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes and (iii) 94,138 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P.

6

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 361,447(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 361,447(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,447(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%(2)
(14)	TYPE OF REPORTING PERSON PN

(1) Includes (i) 307,201 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes and (ii) 54,246 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P.

(2) Based on 22,686,371 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 307,201 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 54,246 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P.

7

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 37,726 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 37,726 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,726 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(2)
(14)	TYPE OF REPORTING PERSON PN

(1) Includes (i) 32,064 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes and (ii) 5,662 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.

(2) Based on 22,362,650 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 32,064 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 5,662 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.

8

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 399,173(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 399,173(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,173(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%(2)
(14)	TYPE OF REPORTING PERSON OO

(1) Includes securities directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.

(2) Based on 22,724,097 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 339,265 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 59,908 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held collectively by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.

9

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 94,549(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 94,549(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,549(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(2)
(14)	TYPE OF REPORTING PERSON PN

(1) Includes (i) 80,359 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes and (ii) 14,190 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.

(2) Based on 22,419,473 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 80,359 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 14,190 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.

10

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 94,549(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 94,549(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,549(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(2)
(14)	TYPE OF REPORTING PERSON OO

(1) Includes securities directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.

(2) Based on 22,419,473 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 80,359 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 14,190 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.

11

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity SIF Master Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 71,841(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 71,841(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,841(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(2)
(14)	TYPE OF REPORTING PERSON PN

(1) Includes (i) 61,059 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes and (ii) 10,782 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P.

(2) Based on 22,396,765 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 61,059 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,782 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Distressed Opportunity SIF Master Fund, L.P.

12

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity SIF GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 71,841(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 71,841(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,841(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(2)
(14)	TYPE OF REPORTING PERSON OO

(1) Includes securities directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P.

(2) Based on 22,396,765 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 61,059 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,782 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Distressed Opportunity SIF Master Fund, L.P.

13

(1)	NAME OF REPORTING PERSONS Mudrick Stressed Credit Master Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 223,480 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 223,480 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,480 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%(2)
(14)	TYPE OF REPORTING PERSON PN

(1) Includes (i) 189,940 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes and (ii) 33,540 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Stressed Credit Master Fund, L.P.

(2) Based on 22,548,404 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 189,940 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 33,540 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Stressed Credit Master Fund, L.P.

14

(1)	NAME OF REPORTING PERSONS Mudrick Stressed Credit Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 223,480(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 223,480(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,480(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%(2)
(14)	TYPE OF REPORTING PERSON OO

(1) Includes securities directly held by Mudrick Stressed Credit Master Fund, L.P.

(2) Based on 22,548,404 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 189,940 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 33,540 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Stressed Credit Master Fund, L.P.

15

(1)	NAME OF REPORTING PERSONS Mudrick Opportunity Co-Investment Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 66,631(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 66,631(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,631(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(2)
(14)	TYPE OF REPORTING PERSON PN

(1) Includes (i) 56,631 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes and (ii) 10,000 Ordinary Shares issuable upon the exercise of warrants, in each case, directly held by Mudrick Opportunity Co-Investment Fund, LP.

(2) Based on 22,391,555 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 56,631 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,000 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Opportunity Co-Investment Fund, LP.

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(1)	NAME OF REPORTING PERSONS Mudrick Opportunity Co-Investment Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 66,631(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 66,631(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,631(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(2)
(14)	TYPE OF REPORTING PERSON OO

(1) Includes securities directly held by Mudrick Opportunity Co-Investment Fund, LP.

(2) Based on 22,391,555 Ordinary Shares outstanding, which includes (i) the Outstanding Ordinary Shares, (ii) 56,631 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,000 Ordinary Shares issuable upon conversion of exercisable warrants held by Mudrick Opportunity Co-Investment Fund, LP.

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Explanatory Note: The Reporting Persons are filing this statement on Schedule 13D for the purposes disclosed in Item 4 herein. The Reporting Persons previously reported their beneficial ownership of securities of the Issuer (as defined below) on a Schedule 13G, filed on February 11, 2022, and subsequently amended on December 22, 2022, and February 14, 2024.

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (“Ordinary Shares”) of Vertical Aerospace Ltd., a Cayman Islands limited company (the “Company” or “Issuer”). The address of the principal executive offices of the Issuer are located at 140-142 Kensington Church Street, London, W8 4BN, United Kingdom.

Item 2. Identity and Background.

(a) This Schedule 13D is being jointly filed by Mudrick Capital Management, L.P. (“MCM”), Mudrick Capital Management, LLC (“MCM GP”), Jason Mudrick, Mudrick Distressed Opportunity Fund Global, L.P. (“Global LP”), Mudrick Distressed Opportunity Drawdown Fund II, L.P. (“Drawdown II”), Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. (“Drawdown II SC”), Mudrick GP, LLC (“Mudrick GP”), Mudrick Distressed Opportunity Drawdown Fund II GP, LLC (“Drawdown II GP”), Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P. (“DISL”), Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC (“DISL GP”), Mudrick Distressed Opportunity SIF Master Fund, L.P. (“SIF”), Mudrick Distressed Opportunity SIF GP, LLC (“SIF GC”), Mudrick Stressed Credit Master Fund, L.P. (“MSC”), Mudrick Stressed Credit Fund GP, LLC (“MSC GP”), Mudrick Opportunity Co-Investment Fund, LP (“Co-Invest”), Mudrick Opportunity Co-Investment Fund GP, LLC (“Co-Invest GP”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Mudrick GP is the general partner of Global LP and may be deemed to beneficially own the number of securities of the Issuer directly held by Global LP. Drawdown II GP is the general partner of Drawdown II and Drawdown II SC and may be deemed to beneficially own the securities of the Issuer directly held by Drawdown II and Drawdown II SC. DISL GP is the general partner of DISL and may be deemed to beneficially own the number of securities of the Issuer held by DISL. SIF GP is the general partner of SIF and may be deemed to beneficially own the securities of the Issuer directly held by SIF. MSC GP is the general partner of MSC and may be deemed to beneficially own the securities of the Issuer directly held by MSC. Co-Invest GP is the general partner of Co-Invest and may be deemed to beneficially own the securities of the Issuer directly held by Co-Invest. MCM is the investment manager to Drawdown II, Global LP, Drawdown II SC, DISL, SIF, MSC, Co-Invest and certain accounts managed by MCM. Mr. Mudrick is the sole member of Mudrick GP, Drawdown II GP, MCM GP, DISL GP, SIF GP, MSC GP and Co-Invest GP. By virtue of these relationships, each of MCM, MCM GP and Mr. Mudrick may be deemed to beneficially own the securities held directly by Global LP, Drawdown II, Drawdown II SC, DISL, SIF, MSC, Co-Invest and certain accounts managed by MCM.

The filing of this Schedule 13D is not an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons disclaims beneficial ownership of the securities directly held by any other Reporting Person except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities. Pursuant to Rule 13d-1(k)(1) under the Exchange Act, a joint filing agreement among the Reporting Persons is attached as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

(b) The principal business office of the Reporting Persons is 527 Madison Avenue, 6th Floor, New York, NY 10022.

(c) The principal business of the Reporting Persons is investing in securities. The principal business of MCM is acting as the investment manager to the Reporting Persons. The principal business of MCM GP is acting as the general partner of MCM. The principal business of Mudrick GP is acting as the general partner of Global LP. The principal business of Drawdown II GP is acting as the general partner of Drawdown II and Drawdown II SC. The principal business of DISL GP is acting as the general partner of DISL. The principal business of SIF GP is acting as the general partner of SIF. The principal business of MSC GP is acting as the general partner of MSC. The principal business of Co-Invest GP is acting as the general partner of Co-Invest. The principal occupation of Mr. Mudrick is serving as the sole member of each of MCM GP, Mudrick GP, Drawdown II GP, DISL GP, SIF GP, MSC GP, and Co-Invest GP.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The responses set forth in row 6 of the cover pages of this Schedule 13D are incorporated by reference in this Item 2(f).

Item 3. Source and Amount of Funds or Other Consideration.

The information provided in Item 6 of this Schedule 13D is incorporated by reference herein.

Item 4. Purpose of Transaction.

The information provided in Item 6 of this Schedule 13D is incorporated by reference herein.

The Convertible Senior Secured Notes and Warrants reported as beneficially owned herein were initially acquired pursuant to that certain Convertible Note Subscription Agreement, dated October 26, 2021 (as amended, the “Convertible Senior Secured Notes Subscription Agreement”), by and among Broadstone Acquisition Corp. and MCM on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by MCM or its affiliates (the “Convertible Notes Investor”) in connection with the consummation by the Issuer of a business combination on December 16, 2022 (such date, the “Closing Date”), as further described in Item 6 of this Schedule 13D.

On October 20, 2024, the Convertible Notes Investor submitted a proposal to the board of directors of the Company (the “Board”) regarding a potential transaction intended to address the Company’s and its subsidiaries’ immediate funding needs (as set forth in Exhibit 2 attached to this Schedule 13D, the “October 20th Proposal”). As set forth in the October 20th Proposal, the proposed transaction would raise at least $75 million for the Company, of which the Convertible Notes Investor would fund $25 million in exchange for an agreed upon number of units consisting of Ordinary Shares and warrants exercisable for Ordinary Shares (on economic terms identical to those at which other investors in the offering would participate). Additionally, if the proposed transaction is consummated in accordance with the terms of the October 20th Proposal, the Convertible Notes Investor would obtain certain governance and consent rights and certain terms of the Convertible Senior Secured Notes indenture would be amended, including: a two year maturity extension, modifications to the interest rate, a one-time reset of the conversion rate of the Convertible Senior Secured Notes, and the elimination of an anti-dilution provision that provides the Convertible Notes Investor with ongoing adjustments to the conversion rate in connection with future equity raises, among other items. The conversion rate reset, in combination with the acquisition of Ordinary Shares and warrants exercisable for Ordinary Shares in the financing transaction, would result in a significant increase in the Convertible Notes Investor’s beneficial ownership of the Company. The Convertible Notes Investor has been engaging with the Board , as well as the Company’s controlling shareholder, to advance the October 20th Proposal, including through a letter to the board dated October 23, 2024, which is filed as Exhibit 3 attached to this Schedule 13D. The terms set forth in the October 20th Proposal are accordingly not final and are subject to change. There can be no assurance that the financing transactions set forth in the October 20th Proposal will be consummated on the terms set forth therein or otherwise.

The Reporting Persons acquired Ordinary Shares and instruments convertible into or exercisable for Ordinary Shares, including the Convertible Senior Secured Notes and Warrants, as each is defined below (collectively, “Issuer Securities”) for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and consider such other factors relevant to the Reporting Persons, which could include the price and availability of Issuer Securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations. Without limiting the generality of the preceding sentence, each of the Reporting Persons (in each case, subject to any applicable restrictions under law) may at any time or from time to time (i) sell, transfer, distribute or otherwise dispose of all or a portion of its Issuer Securities in public or private transactions, including in registered offerings, (ii) purchase, receive in a distribution or other transfer, or otherwise acquire Issuer Securities in public or private transactions, (iii) convert or redeem all or a portion of the Convertible Senior Secured Notes for Ordinary Shares; (iv) exercise all or a portion of the Warrants for shares of Ordinary Shares, (v) enter into derivatives or hedging transactions relating to Issuer Securities, and/or (vi) enter into agreements with a broker intended to comply with the requirements of Rule 10b5-1(c)(1)(i) under the Act, on such terms and at such time as the Reporting Persons may deem advisable. Subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans, including with respect to influence on management or the Board regarding the business and affairs of the Issuer, and engage with advisors, the Issuer or other persons regarding such matters.

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Item 5. Interest in Securities of the Company.

(a)-(b) The responses set forth in rows 7 through 13 of the cover pages to this Schedule 13D are incorporated by reference into this Item 5. Such responses are provided as of October 23, 2024.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c) Except as set forth herein, the Reporting Persons have not effected any transactions in securities of the Issuer during the past 60 days.

(d) Under certain circumstances, partners, members or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities owned by such Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 2 of this Schedule 13D is incorporated by reference into this Item 6.

Convertible Notes

On December 16, 2021, in connection with the closing of the Issuer’s business combination with Broadstone Acquisition Corp. (the “Closing”), the Reporting Persons acquired Convertible Senior Secured Notes from the Issuer in an aggregate principal amount of $200,000,000 pursuant to the Convertible Senior Secured Notes Subscription Agreement. The Convertible Senior Secured Notes were initially convertible at an initial conversion rate of 90.9091 Ordinary Shares per $1,000 principal amount of Convertible Senior Secured Notes, subject to adjustments to such rate as provided in the indenture, at any time prior to the close of business on the second scheduled trading day immediately before the maturity date of the Convertible Senior Secured Notes.

The Convertible Senior Secured Notes bear interest at the rate of 7.00% per annum if the Issuer elects to pay interest in cash or 9.00% per annum if the Issuer elects to pay interest in-kind, and interest is paid semi-annually. Upon the occurrence, and during the continuation, of an event of default, an additional 2.00% per annum will be added to the stated interest rate. The Convertible Senior Secured Notes will mature on the fifth anniversary of issuance and will be redeemable at any time by the Issuer, in whole but not in part, for cash, at par plus accrued and unpaid interest, if redeemed before the second anniversary upon issuance, certain make-whole premiums as specified in the indenture governing the Convertible Senior Secured Notes.

Upon the occurrence of a Fundamental Change (as defined in the indenture applicable to the Convertible Senior Secured Notes), the Convertible Notes Investor has the right, at its option, to require the Issuer to repurchase for cash all or any portion of its Convertible Senior Secured Notes in principal amounts of $1,000 or an integral multiple thereof, at a fundamental change repurchase price equal to the principal amount of the Convertible Senior Secured Notes to be repurchased plus, if repurchased before the second anniversary of issuance, certain make-whole premiums, plus accrued and unpaid interest to, but excluding, the repurchase date.

The Convertible Senior Secured Notes Subscription Agreement also contains other customary representations, warranties, covenants and agreements of the parties thereto.

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Warrants

Pursuant to the Convertible Notes Subscription Agreement, in connection with the Closing, the Reporting Persons also acquired from the Issuer 4,000,000 warrants that are exercisable for one Ordinary Share each, with an exercise price of $11.50 per Ordinary Share (the “Convertible Notes Warrants”). The Warrants were issued on the terms set forth in the Issuer’s Warrant Agreement with Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”). The Warrants are subject to certain anti-dilution provisions provided for in the Warrant Agreement.

Board Observer

Pursuant to the Convertible Senior Secured Note Subscription Agreement, Jason Mudrick serves as an observer on the Board as a representative of the Convertible Notes Investor.

Registration Rights

The Convertible Notes Investor has certain registration rights pursuant to the Convertible Senior Secured Notes Subscription Agreement with respect to the Ordinary Shares to be issued upon conversion of the Convertible Senior Secured Notes or upon exercise of the Warrants, if any. These registration rights require the Issuer to prepare and file with the SEC a registration statement registering the resale of such shares.

The foregoing descriptions of the Convertible Senior Secured Note Subscription Agreement, Warrant Agreement and the transactions contemplated thereby are qualified in their entirety by their full text, copies of which are attached to this Schedule 13D as Exhibits 4 and 5, respectively, and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of February 10, 2022 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons on February 11, 2022).

Exhibit 2	October 20th Proposal of Convertible Notes Investor

Exhibit 3	Letter to Issuer’s Board of Directors, dated October 23, 2024

Exhibit 4	Convertible Senior Secured Note Subscription Agreement (incorporated by reference to Exhibit 10.6 of the Issuer’s Registration Statement on Form F-4 filed with the SEC on June 9, 2021).

Exhibit 5	Warrant Agreement, between Vertical Aerospace Ltd. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.5 of Amendment No. 2 to the Issuer’s Registration Statement on Form F-4 filed with the SEC on September 20, 2021).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2024

/s/ Jason Mudrick
Jason Mudrick

Mudrick Capital Management, L.P. By: Mudrick Capital Management, LLC its general partner

By:	s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick DISTRESSED OPPORTUNITY FUND GLOBAL, L.P. By: Mudrick GP, LLC, its general partner

By:	s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II, L.P. By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Capital Management, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

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Mudrick Distressed Opportunity Drawdown Fund II GP, LLC

By:	s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY 2020 DISLOCATION FUND, L.P. By: Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY 2020 DISLOCATION FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY SIF MASTER FUND, L.P. By: Mudrick Distressed Opportunity SIF Master Fund LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY SIF MASTER FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK STRESSED CREDIT MASTER FUND, L.P. By: Mudrick Stressed Credit Fund GP LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK STRESSED CREDIT FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

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MUDRICK OPPORTUNITY CO-INVESTMENT FUND, LP By: Mudrick Opportunity Co-Investment Fund GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK OPPORTUNITY CO-INVESTMENT FUND GP, LLC

By:	Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

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